Exhibit 99.1

Ioneer’s expanded partnership with EcoPro to bolster U.S. lithium production – further details

2nd November 2023 – Ioneer Ltd (“Ioneer” or the “Company”) (ASX: INR, NASDAQ IONR) refers to its announcement on 31 October 2023 about the entry into a Research and Development ("R&D") Memorandum of Understanding ("MOU") with EcoPro Innovation Co Ltd (“EcoPro”), a global leader in battery grade high purity lithium hydroxide conversion.

Ioneer wishes to confirm that the MOU is not legally binding, but forms the basis for a good faith negotiation of a legally binding contract between Ioneer and EcoPro. The parties propose to work together to agree legally binding contracts as Ioneer's Rhyolite Ridge Lithium Boron project ("Rhyolite Ridge") is developed further.

Ioneer also provides the following additional information in respect of the material terms of the MOU:

(a)	EcoPro will endeavour to develop a commercially feasible process for the extraction of lithium from lithium clays at Rhyolite Ridge considering location constraints provided by Ioneer.

(b)
If a commercially feasible process is developed by EcoPro, EcoPro plans to develop a commercial-scale refining plant to develop lithium clay supplied from Rhyolite Ridge and produce Battery Grade Lithium Hydroxide (the "Product").

(c)
Subject to Ioneer's financing and contractual arrangements the lithium clay raw material would be supplied at no cost by Ioneer to EcoPro, but the profits referable to the sale of the Product produced by the commercial scale refining plant will be equally shared between EcoPro and Ioneer based on an index price formula to be agreed less agreed costs.

(d)
The R&D project will be managed by a jointly developed Project Committee, which will meet quarterly to evaluate progress of the project and to determine in good faith if progress justifies continuation of the agreement.

(e)
Should EcoPro develop a commercially feasible process it would be Ioneer's intent that a detailed contract regarding the long term supply of lithium clay is targeted to be signed 6 months prior to the EcoPro final investment decision to develop a refining plant.

(f)	If EcoPro has made no material progress in the R&D project for more than 6 months, Ioneer and EcoPro will discuss in good faith the continuation of the R&D.

(g)
EcoPro will own any intellectual property developed by EcoPro or arising from this R&D project will be owned by EcoPro. However, on the earliest of: (1) EcoPro not proceeding with building a commercial-scale refining plant; (2) termination of expiry of the MOU; and (3) entry into a contract regarding the long-term supply of the lithium clays from Rhyolite Ridge, EcoPro will grant Ioneer an indefinite non-exclusive licence, at no cost, for Ioneer to use and deal with that intellectual property.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

Ioneer Ltd. (ASX: INR, NASDAQ: IONR)       Suite 16.01, 213 Miller Street, North Sydney, NSW 2060    T: +61 2 9922 5800    W: Ioneer.com    ABN: 76 098 564 60

--ENDS--

Ioneer Contacts:

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global
Investor Relations (USA)	Media Relations (USA)
E: ir@Ioneer.com	E: daniel.francis@fgsglobal.com

About Ioneer

Ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits in the world. The Definitive Feasibility Study (DFS) completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future.

In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture. In January 2023, Ioneer received a conditional commitment from the U.S. Department of Energy Loan Programs Office for up to $700 million of debt financing. Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

About EcoPro Innovation Co. Ltd

EcoPro Group is a global leader in battery materials manufacturing, supplying cathode/precursor/lithium hydroxide to automotive OEMs, Korean and Japanese cell manufacturers, and others. EcoPro Group has built a Closed Loop System which includes the recycling of used batteries to precursor, lithium hydroxide, and finally, high-nickel cathode active materials.

EcoPro Innovation Co Ltd is a subsidiary of The EcoPro Holdings, and the EcoPro Group includes EcoPro BM, EcoPro HN, EcoPro Materials, EcoPro AP, EcoPro EM, EcoPro CNG, and EcoPro Innovation. EcoPro BM develops and manufactures high-nickel cathode materials and other products. EcoPro BM is a company which leads the high-volume cathode material market in Korea and abroad based on its success in developing and mass-producing high-nickel cathode materials in Korea. EcoPro Innovation specializes in battery grade high purity lithium hydroxide conversion. EcoPro Innovation has secured a value chain for lithium cells by developing, manufacturing, and processing technologies for lithium compounds, which is a core material of lithium cells.